

INVEST IN **OSCAR**

The best a Formula 1 fan can get

oscarshave.com Dover, DE Ecommerce Retail B2C

Highlights

1. A unique razor inspired by Formula One
2. Founding Membership opportunity - limited to a maximum 5,000 fans
3. Includes 'Grand Epreuve', quarterly premium Formula One magazine

4   VIP Membership program offering a range of discounts, benefits and special events to members

5   US investors - Qualified Small Business Scheme (QSBS) approved

6   UK investors - Seed Enterprise Investment Scheme (SEIS) approval for 50% tax relief up to £250,000

7   Early Bird access to join our referral campaign to win a Formula One test drive in Spain

8   Developed by experts with over 100 years combined Formula One experience

Our Team



Oscar de Vries CEO and Founder

Dutchman, father of four, entrepreneur, one-time racing driver and Formula 1 lover. Over 30 years experience in direct to consumer sales, from mail order in the '90's to E-commerce today. Launched 'F1 Racing' magazine in Australia.

> I have a simple philosophy in life. Getting your day off on the right foot starts with a great coffee and a great shave. Finding good coffee is easy, but I just never found a shave preparation I liked. So I developed my own. 'OSCAR' is my way of ensuring anyone can get a great shave without breaking the bank.



Peter Windsor Formula One expert

Award-winning F1 Journalist, broadcaster and manager. Championship-winning Race and Test Team Manager, Williams, 1991-92; Race-winning General Manager, Ferrari, 1989-90. Winner of Lorenzo Bandini Gold Medal for services to motor sport. Hig



Darren Heath Chief photographer

Darren has been travelling the Formula One circuit since the early 90's. As chief contributing photographer for F1 Racing magazine from 1996 to 2007, Darren has been credited with changing the way Formula 1 is photographed with a unique artistic approach



Oscar Joseph de Vries Associate publisher - Asia Pacific



Hugo de Vries Associate publisher - Europe



Emma Long Designer



Del Randhawa UK commercial manager

Multi-channel media expert with over three decades of media buying experience. Founding partner of Mediacom and Astus UK. Founded FIVEfoot8 agency in 2015. Lifelong Chelsea fan, currently suffering badly from a lack of Champions League football.

Grand Épreuve - an exclusive Membership community for Formula 1 fans





Formula One is booming. Record audiences. Massive global interest.

The rise of Netflix's *Drive to Survive* - now in its 7th season - has propelled the sport to new heights, with 40% of fans now women.

And its popularity is set to grow further with Brad Pitt's upcoming 'Formula 1' movie, set for worldwide release on June 27.

OFFICIAL TRAILER

Yet, despite the explosion of digital content, there's no way to truly appreciate and celebrate the incredible appeal, history, and culture of Formula One close up.

Until now.

Step one



Introducing Grand Épreuve

The ultimate 'coffee-table' magazine for Formula One fans.

A beautifully designed, quality print publication that captures the drama, glamour and legacy of Formula One in a way no digital platform can.



While digital and social media deliver instant news—fans want and deserve something **tangible and timeless.**

Grand Épreuve fills that void as **a collectible work of art**, not just a magazine.



It will live on bookshelves and coffee tables, celebrating Formula One's golden age.



LEWIS HAMILTON

Printed on a special touchkote Laminate cover and uncoated FSC-certified paper, Grand Epreuve reflects the quality and drive to perfection that's part of Formula One.

Ben O'Connor • 5.9kg Scott Addict • Julian Alaphilippe • Austrian gravel
Australia/NZ
Cyclist
The World's Biggest Road Cycling Magazine
AUSTRALIAN
MOTOR
5 ALL-NEW MODELS TESTED!
MATT ROUSU TAKES US BEHIND THE SCENES
AUSTRALIAN MOUNTAIN BIKE
AMB


ÉPREUVE
GRAND EPREUVE
$30.00
NEW
GM Fruit Nug Rasp & Bberry 50g
$5.99
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-FEEL GOOD INSIDE-
Live Well, Live Longer
GARDENING
AUSTRALIA

The first issue has just gone on sale in Australia at all WH Smith airport stores, major news agencies and selected bookstores with a full 2024 Season Review, capturing one of the most exciting seasons in Formula One history.

European launch is scheduled for this Summer.

Step two

Why should Formula One drivers (and Brad Pitt) have all the fun?

The only way to truly experience the speed and exhilarating performance of a Formula One car is to drive one.

So we're getting you close.

Really close - driving the Williams FW12 at the Barcelona Grand Prix track, the same model car that won the 2012 Spanish Grand Prix.

So we're getting you close.

Really close - driving the Williams FW12 at the Barcelona Grand Prix track, the same model car that won the 2012 Spanish Grand Prix.





So we've come up with a sleek and **aerodynamic design razor** that looks like it could have been designed by one of Formula One's top designers.

It's designed to take centre stage in your bathroom.



And it's sculpted to perfection with an aero design and inspired by the famous 'Black and Gold livery of the '**John Player Special Lotus**'.

Undoubtedly the most iconic Formula One livery ever.



It's designed to take centre stage in your bathroom.

The same design would look equally stunning in Ferrari red.

The complete shave set is packaged and delivered to your door in a premium quality box.

Opening it feels like unboxing your brand new iPhone.



It's the best way of ensuring fans turn up with a clean smooth shave, ready for the race ahead.

Limited opportunity

We're inviting you to join Grand Epreuve as a founding member. This is one-time opportunity with some incredible perks.

Founding membership starts from just $100 and include:

- One year subscription - 4 issues - of Grand Epreuve

- 10% VIP store discount

- Grand Epreuve 'retro style JPS' baseball cap

- OSCAR Shave Set - includes

- *Premium design handle*

- *Magnetic display stand*

- *4 x 5-blade razors*

- 10% VIP store discount